MICROMEM TECHNOLOGIES INC.

NOTICE OF ANNUAL & SPECIAL GENERAL MEETING OF SHAREHOLDERS

December 12, 2014

TO THE SHAREHOLDERS OF
MICROMEM TECHNOLOGIES INC.

Take notice that the Annual & Special General Meeting of Shareholders of Micromem Technologies Inc. (the “Company”) will be held at the Albany Club, 91 King Street East, Toronto Ontario, M5C 1G3 at the hour of 10:00 A.M. (Eastern time) on Friday, January 30, 2015, for the following purposes:

1.	to place before the Meeting the financial statements for the fiscal year of the Company ended October 31, 2013 together with the auditors’ report thereon;

2.	to elect Directors for the ensuing year;

3.	to re-appoint the auditors for the ensuing year and authorize the Directors to fix their remuneration;

4.	to approve the Company’s amended Stock Option Plan; and

5.	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Directors have fixed the close of business on December 22, 2014 as the record date for determining shareholders who are entitled to attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it to the transfer agent. To be valid, proxies must be received at the office of TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, no later than Wednesday, January 28, 2015 at 10:00 a.m. (Eastern time), or if the Meeting is adjourned, no later than 48 hours (excluding Saturday, Sunday and holidays) before such adjourned meeting.

Shareholders entitled to vote who do not expect to be present at the Meeting are urged to date, sign and return the enclosed form of proxy.

DATED at Toronto, Ontario this 12th day of December, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

Joseph Fuda (signed)
President, C.E.O. and Director